Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT
Name of Listed Issuer: Acreage Holdings, Inc. (the “Issuer”).
Trading Symbol: ACRG.U
Number of Outstanding Listed Securities: 66,887,217 Subordinate Voting Shares
Date: October 4, 2019
This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.
This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.
General Instructions

(a)
Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.
Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

FORM 7 – MONTHLY PROGRESS REPORT
January 2015

Acreage Holdings, Inc. (“Acreage” or the “Issuer”) is headquartered in New York City, New York, with a registered office at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia, and is one of the largest vertically integrated, multi-state operator of cannabis licenses and assets in the U.S. with respect to number of states with operating licenses. With licenses to operate or management or consulting services agreements in place with license holders to assist in operations in 20 states (including pending transactions), we serve a population of more than 172 million Americans, and an estimated 2022 total addressable market of approximately $17 billion in legal cannabis sales according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience

2.	Provide a general overview and discussion of the activities of management.

•	During September 2019, the Issuer continued to operate in the ordinary course and did not have any material new events or occurrences.

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A.

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.
Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A.

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the

FORM 7 – MONTHLY PROGRESS REPORT
January 2015

disposition was to a Related Person of the Issuer and provide details of the relationship.
N/A

8.	Describe the acquisition of new customers or loss of customers.
N/A

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.
N/A

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.
The Issuer had approximately 59 new hires and 23 terminations in August.

11.	Report on any labour disputes and resolutions of those disputes if applicable.
N/A

12.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.
N/A

14.	Provide details of any securities issued and options or warrants granted.
N/A

15.	Provide details of any loans to or by Related Persons.
N/A

16.	Provide details of any changes in directors, officers or committee members.
N/A

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.
Trends and risks which may impact the Issuer are detailed in Risk Factors - in the Issuer’s Annual Information Form dated April 24, 2019.

FORM 7 – MONTHLY PROGRESS REPORT
January 2015

Certificate Of Compliance
The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.
Dated October 4, 2019.

Glen S. Leibowitz
Name of Director or Senior Officer

/s/ Glen S. Leibowitz
Signature

Chief Financial Officer
Official Capacity

Issuer Details Name of Issuer Acreage Holdings, Inc.	For Month End September 2019	Date of Report YY/MM/D 19/10/4
Issuer Address 366 Madison Avenue, 11th Floor
City/Province/Postal Code New York, New York 10017	Issuer Fax No. (212) 428-6770	Issuer Telephone No. (646) 600-9181
Contact Name Glen Leibowitz	Contact Position CFO	Contact Telephone No. (646) 600-9181
Contact Email Address g.leibowitz@acreageholdings.com	Web Site Address https://www.acreageholdings.com/about/

FORM 7 – MONTHLY PROGRESS REPORT
January 2015